JC 12/12/02

Arf 12/17/02

02054797

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED NOV 2 9 2002 WASH, D.C. 155

REPORT FOR THE PERIOD BEGINNING 10/01/01 AND ENDING 09/30/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Financial America Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS; (Do not use P.O.Box No.)
1525 Huntington Building
No. and Street

Cleveland, Ohio 44115
City State Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Devan 216 - 781 - 5060

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William C. Skaryd & Company, Inc.
(Name -- if individual, state last, first, middle name)

25000 Center Ridge Road Westlake, Ohio 44145
(Address) (City) (State) (Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Ruckenbrod , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc. , as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Thomas J. Kriegler 11-27-02

Notary Public

THOMAS J. KRIEGLER
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires 10-16-04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-d(e)(3)*

FINANCIAL AMERICA SECURITIES, INC.

FORM X-17A-5

SEPTEMBER 30, 2002

FINANCIAL AMERICA SECURITIES, INC.

CONTENTS

WILLIAM C.
SKARYD
& COMPANY
INCORPORATED

October 24, 2002

To the Stockholders
and Board of Directors
Financial America Securities, Inc.
Cleveland, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Financial America Securities, Inc. as of September 30, 2002 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Financial America Securities, Inc. as of September 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

William C. Skaryd & Company, Inc.

William C. Skaryd & Company, Inc.

CERTIFIED PUBLIC ACCOUNTANTS
25000 Center Ridge Road Westlake, Ohio 44145-4193 440-871-3724 Fax: 440-871-5419
Member American Institute of Certified Public Accountants / Ohio Society of Certified Public Accountants

FINANCIAL AMERICA SECURITIES, INC.

FORM X-17A-5

STATEMENT OF FINANCIAL CONDITION

September 30, 2002

ASSETS	Allowable	Non-allowable	Total
Cash	$ 51,466	$ -	$ 51,466
Receivables from brokers or dealers:			
Clearance account	128,060	-	128,060
Securities owned - at market value	60,143	8,300	68,443
Other assets:			
Commissions receivable	27,291	-	27,291
Furniture and equipment - net of depreciation	-	7,811	7,811
Federal income tax refund claims		10,525	10,525
Note receivable - officer	-	101,218	101,218
Miscellaneous	50,000	9,796	59,796
Deferred Federal income tax	-	-	-
Total assets	316,960	137,650	454,610

LIABILITIES AND STOCKHOLDERS' EQUITY	A. I. Liabilities	Non - A.I. Liabilities	Total
Liabilities:			
Accounts payable	$ 91,274	$ -	$ 91,274
Payable to broker or dealers	70,174	-	70,174
Accrued expenses	17,115	-	17,115
Securities sold, not yet purchased	-	2,220	2,220
Estimated liability for federal income tax	-	-	-
Liabilities subordinated to claims of general creditors Includes equity subordination under 15c3-1(d) of $75,000	-	75,000	75,000
Total liabilities	$ 178,563	$ 77,220	$ 255,783
Stockholder's Equity:			
Class A common, without par value Authorized 700 shares, issued and outstanding 521 shares, stated value			781
Additional paid in capital			227,936
Retained earnings			78,674
Less: Treasury stock - at cost			(108,564)
Total stockholders' equity			198,827
Total liabilities and stockholders' equity			$ 454,610

The accompanying notes are an integral part of these financial statements

FINANCIAL AMERICA SECURITIES, INC.

FORM X-17A-5

STATEMENT OF INCOME

For the Year Ended September 30, 2002

Revenue:		
Commissions:		
Commissions on transactions in listed equity securities executed on an exchange	$ 36,292	
Commissions on transactions in exchange listed equity securities executed over-the-counter	1,375,157	
All other securities commissions	462,541	
Total securities commissions		1,873,990
Net gains on firm security investment accounts - including unrealized gains (losses)		(1,957)
Fees for account supervision, investment advisory and administrative services		284,963
Other revenue related to securities business		181,339
		2,338,335
Expenses:		
Registered representatives' compensation	1,349,682	
Clerical and administrative employee expense	292,776	
Taxes and other employment costs	73,472	
Commissions and other clearance paid to all other brokers	13,492	
Clearance paid to non-brokers	276,588	
Communications	35,125	
Occupancy costs	61,559	
Promotional costs	150	
Regulatory fees	13,989	
Professional fees	38,034	
Insurance	7,834	
Interest	9,872	
Dues and subscriptions	13,586	
Equipment expense	5,155	
Quotation expenses	121,549	
Branch office expense	27,733	
Other expenses (includes depreciation of $5,208)	57,268	
Total expenses		2,397,864
Net income (loss) before provision for income taxes		(59,529)
Provision for (benefit of) income taxes		(8,327)
Net income (loss)		$ (51,202)

The accompanying notes are an integral part of these financial statements

FINANCIAL AMERICA SECURITIES, INC.

FORM X-17A-5

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended September 30, 2002

Balance - beginning	$	250,029
Additions:		
Net income (loss)		(51,202)
		198,827
Deductions:		
Dividends paid		-
Balance - ending	$	198,827

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended September 30, 2002

Balance - beginning	$	75,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
Balance - ending	$	75,000

The accompanying notes are an integral part of these financial statements

FINANCIAL AMERICA SECURITIES, INC.

FORM X-17A-5

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2002

Cash flows from operating activities:		
Net income (loss)		$ (51,202)
Adjustments to reconcile net income to cash provided by operations:		
Depreciation expense	$ 5,208	
Decrease (increase) in receivables from brokers or dealers	30,472	
Decrease (increase) in securities owned	(36,631)	
Decrease (increase) in commissions receivable	(20,816)	
Decrease (increase) in income tax refunds	1,700	
Decrease (increase) in other assets	(4,619)	
Increase (decrease) in accounts payable	40,582	
Increase (decrease) in payables to broker or dealers	31,004	
Increase (decrease) in accrued expense	4,781	
Increase (decrease) in securities sold, but not yet purchased	545	
Total adjustments		52,226
Cash flows from operating activities		1,024
Cash flows from investing activities:		
Decrease in notes receivable	-	-
Cash flows from investing activities:		-
Cash flows from financing activities:		
Dividends paid		-
Cash flows from financing activities:		-
Decrease in cash		1,024
Cash balance - beginning		50,442
Cash balance - ending		$ 51,466

The accompanying notes are an integral part of these financial statements

FINANCIAL AMERICA SECURITIES, INC.

FORM X-17A-5

NOTES TO FINANCIAL STATEMENTS

Note 1. NATURE OF BUSINESS

The Company operates principally in the security industry as a broker-dealer and is on a fully-disclosed basis with Dain Correspondent Services Corporation.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Securities transactions and related commission revenue and expenses are recorded on a settlement-date basis, generally the third business day following the date of the transaction. Syndication and underwriting revenue and expenses are recorded upon completion of the related security offerings.

B. Securities and investments not readily marketable include: (a) securities for which there is no market on a securities exchange or not more than two publicly quoted markets; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1995; and (c) securities and investments which cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company.

C. Depreciation has been provided on the straight-line and declining balance methods over the estimated useful lives of the various assets.

D. Maintenance, repairs, and minor renewals are charged against earnings when incurred.

E. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 3. OFFICE AND EQUIPMENT LEASE OBLIGATION

The Company leases stock quotation office equipment under operating leases which expire during the next two years. In addition, the Company's office space in Cleveland, Ohio is on a month-to-month basis. Estimated future minimum lease payments for the next two years are as follows:

Year ended September 30		
2002	$	34,230
2003		15,420

Office and equipment rent expense for the period ended September 30, 2002 was $59,281

Note 4. NOTE RECEIVABLE - OFFICER

At September 30, 2002, $115,539 is due on a non-interest bearing demand note.

FINANCIAL AMERICA SECURITIES, INC.

FORM X-17A-5

NOTES TO FINANCIAL STATEMENTS

Note 5. SUBORDINATED BORROWINGS

Borrowings subordinated to the claim of general creditors are as follows:

Borrowings	Lender	Maturity Date	Amount	Interest
Cash	Carol E. Rogerson	9/30/2003	$40,000	12%
Cash	Vic Lofgren Jr.	9/30/2003	35,000	12%
			$ 75,000	

Note 6. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1, of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At September 30, 2002, the Company had net capital and net capital requirements of $126,427 and $100,000 respectively. The Company's net capital ratio was 1.4124 to 1 and the Company had excess net capital of $26,427.

Note 7. INCOME TAXES

The provision for taxes on income is comprised of the following;

Currently due (refundable)	$	(10,525)
Deferred		2,198
	$	(8,327)

Note 8. REPORT DISCLOSURE

Financial America Securities, Inc. Focus Report (FormX-17A-5) for the year ended September 30, 2002 to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Cleveland, Ohio and at the Chicago, Illinois regional office of the Commission.

WILLIAM C.
SKARYD
& COMPANY
INCORPORATED

October 24, 2002

To the Stockholders and
Board of Directors
Financial America Securities, Inc.
Cleveland, Ohio

We have audited the financial statements of Financial America Securities, Inc. for the year ended September 30, 2002 and have issued our report thereon dated October 24, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William C. Skaryd & Company, Inc.

William C. Skaryd & Company, Inc.

FINANCIAL AMERICA SECURITIES, INC.

FORM X-17A-5

September 30, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition			$	198,827
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital				75,000
Total capital and allowable subordinated liabilities				273,827
Deductions and/or charges:				
Total non-allowable assets from statement of financial condition				137,650
Net capital before haircuts on securities positions				136,177
Haircuts on securities:				
Securities	$	9,021		
Undue concentration		729		9,750
Net capital			$	126,427

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17A-5(d)(4)

Net capital per unaudited broker dealer computation	$	135,340
Audit Adjustments:		
Adjust market value of inventory		(1,807)
Record additional commissions receivable		12,970
Record provision for Federal income tax		8,327
Record depreciation expense		(5,208)
Record additional accounts payable		(10,214)
Record commissions payable		(9,727)
Miscellaneous audit adjustments		(695)
Increase non-allowable assets		(2,470)
Increase haircuts		(89)
Net capital per audited computation above	$	126,427

FINANCIAL AMERICA SECURITIES, INC.

FORM X-17A-5

September 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on Aggregate Indebtedness)	$ 11,904
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 26,427
Excess net capital at 1000%	$ 108,571

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities form Statement of Financial Condition	$ 178,563
Ratio of aggregated indebtedness to net capital	1.4124 to 1
Percentage of debt to debt-equity total	39.28%

CLAIM FOR EXEMPTION UNDER RULE 15c3-3

(K)(2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firm - Dain Correspondent Services Corporation

WILLIAM C. SKARYD & COMPANY

INCORPORATED

October 24, 2002

To the Stockholders and
Board of Directors
Financial America Securities, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of Financial America Securities, Inc. for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Financial America Securities, Inc. that we considered relevant to the objectives stated in rule 17A-5 (g) (1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17A-3 (a) (11) and the reserve required by rule 15c3-3 (e) (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17A-13 (3) in complying with the Federal Reserve System; and (4) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design an operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

William C. Skaryd & Company, Inc.

William C. Skaryd & Company, Inc.